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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Advanta Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

007942105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G
CUSIP No. 007942105

1.	Name of Reporting Person: Advanta Corp. Employee Stock Ownership Plan		I.R.S. Identification Nos. of above persons (entities only): 23-2976471

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 825,027 (1)

		6.	Shared Voting Power: 129,040 (1)

		7.	Sole Dispositive Power: 954,067

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 954,067

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.93%

12.	Type of Reporting Person: EP

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Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). Cusip Number:
Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification And Classification of The Subsidiary Which Acquired The Security Being Reported on by The Parent Holding Company or Control Person.
Item 8. Identification And Classification of Members of The Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

CUSIP NO. 007942105

Item 1(a).	Name of Issuer:

Advanta Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 844
Welsh & McKean Roads
Spring House, PA 19477

Item 2(a).	Name of Person Filing:

Advanta Corp. Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Same as Item 1(b)

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	Cusip Number:

007942105

Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☑	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

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CUSIP NO. 007942105

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 954,067

(b)	Percent of Class: 9.93%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 825,027(1)

(ii)	Shared power to vote or to direct the vote: 129,040(1)

(iii)	Sole power to dispose or to direct the disposition of: 954,067

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, shall be used to pay principal and interest on the Loan and Employer Securities shall be allocated to the participating employee's account based on the fair market value on the date of the payment equal to the amount of the dividends.

Item 7.	Identification And Classification of The Subsidiary Which Acquired The Security Being Reported on by The Parent Holding Company or Control Person.

Not Applicable.

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CUSIP NO. 007942105

Item 8.	Identification And Classification of Members of The Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, in my capacity as a trustee of the Plan, I certify that the information set forth in this statement is true, complete and correct.

ADVANTA CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Dennis Alter	February 14, 2005

	Dennis Alter	(Date)
Trustee

By:	/s/ William A. Rosoff	February 14, 2005

	William A. Rosoff	(Date)
Trustee

By:	/s/ Olaf Olafsson	February 11, 2005

	Olaf Olafsson	(Date)
Trustee

By:	/s/ Michael Stolper	February 11, 2005

	Michael Stolper	(Date)
Trustee

(1) The number of shares beneficially owned by the Employee Stock Ownership Plan (the “Plan”) with sole voting power and shared voting power are based on the number of shares allocated to participants at December 31, 2003 because information as to the number of shares allocated to participants at December 31, 2004 is not yet available from the Plan Administrator. An amendment providing the updated share information will be filed as soon as the December 31, 2004 share allocation information is provided by the Plan Administrator.

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